Via Facsimile and U.S. Mail
Mail Stop 6010

November 27, 2006

Christopher G. Clement
President and Chief Executive Officer
Savient Pharmaceuticals, Inc.
One Tower Center, 14th Floor
East Brunswick, New Jersey 08816

Re: Savient Pharmaceuticals, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2005
        Filed March 28, 2006
        File Number: 000-15313

Dear Mr. Clement:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                    Sincerely,

                                    Jim Atkinson
                                    Accounting Branch Chief